EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

SUPPL

DELIVERED BY FAX 1-202-772-9207

August 16, 2005

Mr. Elliott Staffin, Esq.
Office of International Corporate Finance
Room 3628
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b) Filings
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached press release

Dear Sir:

Please find enclosed a copy of Champion's August 16, 2005 press release disseminated August 16, 2005.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE — Trading on the Canadian Trading and Quotation System Inc.
August 16, 2005 — Number of Shares Issued: 9,158,303

At the request of Market Regulation Services Inc., Champion Natural Health.com Inc. provides the following information.

The Staff of the Ontario Securities Commission have brought allegations of securities violations against Larry Melnick, president of Champion Natural Health.com Inc. The allegations precede the formation of Champion Natural Health.com Inc. The allegations do not affect the company and the allegations should not impact the shares of Champion Natural Health.com Inc.

FOR FURTHER INFORMATION PLEASE CONTACT:

Champion Natural Health.com Inc.
(416) 250-6699

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE.
